Exhibit 99.4

FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN Resolution 1. Resolution 3. Resolution 2. FOR AGAINST ABSTAIN Resolution 4. Ordinary Resolutions Special Resolution Ordinary Resolution FANG HOLDINGS LIMITED TO THE REGISTERED HOLDERS OF AMERICAN D EPOSITARY RECEIPTS (“ADRs”) REPRESENTING CLASS A ORDINARY SHARES OF FANG HOLDINGS LIMITED Sign below Date: Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacit y in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title. FOLD AND DETACH HERE Please refer to the reverse side of this card for the Resolution to be voted at the Meeting. Address change Mark box, sign and indicate changes/comments below: Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions indicated above .. JPMorgan Chase Bank, N.A., Depositary PO Box 64873 Saint Paul MN 55164 - 0873

FANG HOLDING S LIMITED AGENDA Matter for Discussion: Ordinary Resolution s 1. That as an ordinary resolution, the appointment of Shandong Haoxin Certified Public Accountants Co., Ltd as the independent registered public accounting firm of the Company for the fiscal years ended December 31, 2020 and 2021 be, and hereby is approved , confirmed and ratified .. 2. That as an ordinary resolution, Mr. Richard Jiangong Dai be, and hereby is, re - elected as a director and Executive Chairman of the board of directors of the Company (the “ Board ”) , and chairman of the compensation committee and member of the nominating and corporate governance committee of the Board. Special Resolution 3(a). That as a specia l resolution, the amendments to the Fifth Amended and Restated Memorandum and Articles of Association of the Company currently in effect in the form attached as Exhibit B to the AGM Notice, be, and hereby are, approved and confirmed, and where necessa ry ratified; and 3(b). S olely for the purposes of reflecting the paragraph above, the Fifth Amended and Restated Memorandum and Articles of Association of the Company currently in effect be, and hereby are, amended and restated by the deletion in their entirety and the substitution in their place of the Sixth Amended and Restated Memorandum and Articles of Association in the form attached as Exhibit C to the AGM Notice .. Ordinary Resolution 4. That as an ordinary resolution, each of the Director s and proper officers of the Company is hereby authorized and directed to execute, deliver, verify, acknowledge, file or record any documents, instruments, certificates, statements, papers, or any amendments thereto, as in their sole judgment may be necess ary, appropriate or advisable in order to effect the foregoing special resolution to amend the Fifth Amended and Restated Me morandum and Articles of Association of the Company currently in effect , including, without limitatio n, causing to be prepared and filed with the Cayman Islands Registrar of Companies, the Sixth Amended and Restated Memorandum and Articles of Association of the Company adopted pursuant to the special resolution, and to take such further steps and do all such further acts or things as in their sole judgment may be necessary, appropriate or advisable to carry out the special resolution. FANG HOLDINGS LIMITED JPMorgan Chase Bank, N.A., Depositary PO Box 64506, Saint Paul MN 55164 - 0506 Voting Instruction Card PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. JPMorgan Chase Bank, N.A. (the “Depositary”) has received not ice that the Annual General Meeting (the “Meeting”) of Fang Holdings Limited (the “Company”) will be held at 10:00 a.m. (Be ijing time), on Tuesday , December 27 , 202 2 , at Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, People’s Republic of Chin a, for the purpose set forth on this card. If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Class A Ordinary Shares represented by your ADRs FOR, AGAINST or to ABSTAIN from voting on the Re solution to be proposed at the Meeting, kindly execute and forward to the Depositary the attached Voting Instruction Card. The enclosed postage - paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such a manner as to show clearly how you wish to vote in regard to the Company’s Resolution. Alternatively, you may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m. ( Eastern Standard Time), December 2 2 , 202 2 .. Only the registered holders of record at t he close of business on November 2 5 , 202 2 will be entitled to execute the attached Voting Instruction Card. The signatory, a registered holder of ADRs representing Class A Ordinary Shares of th e Company, of record on November 2 5 , 202 2 , hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote at the Meeti ng the underlying Class A Ordinary Shares of the Company represented by ADRs, in accordance with the instructions given. To view the AGM Notice of Meeting and Proxy Statement, please visit http://ir.fang.com NOTE: In order to have the aforesaid shares vote d, this Voting Instruction Card MUST be returned before 12:00 p.m. (East ern Standard Time), on December 2 2 , 202 2 .. JPMorgan Chase Bank, N.A., Depositary